Mail Stop 3561

 						August 24, 2005



Mr. Barry J. Sharp
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

      Re:	IPALCO Enterprises, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
File No. 1-8644

Dear Mr. Sharp:

      We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated August 11, 2005.
Our review resulted in the following additional comment.

IPALCO Enterprises, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 6. Commitments and Contingencies

1. We have considered your response to prior comment nine from our letter dated July 28, 2005 and have the following additional comments:

* Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities. We do not agree that the disclosure requirements of Question 2 do not apply to you.
The
fact pattern preceding question 1 of SAB 5:Y indicates that the notion of product liability for purposes of disclosure contemplates
"damages attributed to the registrant`s products and processes." The claims for personal injury and wrongful death appear to be attributed to asbestos exposure related to your generation of electricity, which would appear to fall within SAB 5:Y. Notwithstanding the specific nature of the asbestos claims, the purpose of SAB 5:Y is to ensure disclosure of material loss contingencies in a manner that permits an investor to make an informed decision to buy or sell your securities. Asbestos claims historically have experienced unpredictable and abrupt changes in settlement amounts, administrative costs, and the degree of cost sharing with other identified parties and third party insurers. For these reasons, the detailed disclosures required by SAB 5:Y would appear material in light of the number of outstanding asbestos claims and your statement that reasonably possible losses may be material.
Please revise your filing accordingly.

* In order for us to understand the magnitude of your asbestos exposures for purposes of understanding your assertion that the disclosures required by question 3 of SAB 5:Y are not necessary, please tell us the dollar amount of annual settlements through December 31, 2004 and for the six-months ended June 30, 2005. Please specify the dollar amount of settlements paid by your third party insurers and the dollar amount paid by you. It is unclear to us from your disclosure whether you evaluated materiality of the asbestos contingencies on a gross basis, or net of assumed insurance recoveries. Please clarify. Additionally, please tell us whether your accrual for asbestos contingencies, if any, is net of assumed proceeds from insurers. If so, tell us why you believe that net presentation is appropriate.

* Your response states "[t]here is a reasonable possibility that material additional loss with regard to the asbestos lawsuits could be incurred" and that "an estimate cannot be made." However, your disclosure in your Form 10-Q for the quarter ended June 30, 2005 states "[a]lthough we do not believe that any of the pending asbestos suits in which IPL is a named defendant will have a material adverse effect on IPALCO`s business or operations, we are unable to estimate..." The final sentence of the same paragraph states "we cannot assure that the pending or any additional suits will not have a material adverse effect..." We do not understand how you reconcile your belief that the suits will not be material with your assertion that you are unable to estimate reasonably possible losses and that pending suits may be material. Please amend your disclosure to state clearly that you believe there is a reasonable possibility of material loss and that an estimate of reasonably possible losses cannot be made. In this regard, the first and third sentences of the second paragraph of your response appear to accomplish this objective.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							George Ohsiek
							Branch Chief



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Mr. Sharp
The AES Corporation
August 24, 2005
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